EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 002-27962 on Form N-1A of our reports dated February 23, 2026, relating to the financial statements and financial highlights of the Eaton Vance Dividend Builder Fund, Eaton Vance Growth Fund, Eaton Vance Large-Cap Value Fund, and Eaton Vance Small-Cap Fund, certain of the funds constituting Eaton Vance Special Investment Trust (the “Trust”), appearing in the Form N-CSR of the Trust for the year ended December 31, 2025, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
October 2, 2026